Via Facsimile and U.S. Mail
Mail Stop 6010

March 30, 2007

J. Brian Palmer
Chief Accounting Officer
White Mountains Insurance Group, Ltd.
80 South Main Street
Hanover, New Hampshire 03755-2053

Re: **White Mountains Insurance Group, Ltd.**
        Form 10-K for the Fiscal Year Ended December 31, 2006
        Filed February 28, 2007
        File Number: 001-8993

Dear Mr. Palmer:

        We have limited our review of your filing to the issues we have addressed in our comments. In our comments, we ask you to provide us with additional information so we may better understand your disclosures. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Consolidated Financial Statements

Consolidated Statements of Cash Flows, page F-4

1.   Please explain to us why the $21.4 million extraordinary gain that resulted from the acquisition of Mutual Service Casualty is shown as an increase in cash flows from operations for the year ended December 31, 2006. A similar transaction recorded in the December 31, 2004 period was reflected as a reduction in cash flows which seems appropriate given the described nature of the gain.

NOTE 1. Summary of Significant Accounting Policies, page F-5

Investment securities, page F-6

2.   Please provide to us in disclosure type format a discussion of the accounting
        policy that you apply to the asset-backed securities that you include in your
        investment portfolio as disclosed in note 5.

Weather contracts, page F-8

3.   Please provide to us in disclosure type format a more clear discussion that
        indicates how you complied with the guidance of EITF 99-2 for the non exchange
        traded contracts. Include a discussion of the portion of these contracts that were
        not exchange traded, and which of the three classifications within that EITF these
        contracts include.

Derivatives – Variable annuity reinsurance, page F-8

4.   Please provide to us in disclosure type format a discussion that clarifies the
        accounting applied to your contracts with GMDBs as your current disclosure that
        such balances have been "calculated using the methodology prescribed within the
        SOP" is vague.

Reserves for Structured Contracts, page F-11

5.   Please explain to us how you recorded the cash flows associated with these
        contracts accounted for as deposits within your statement of cash flows. Include
        any specific references to the applicable authoritative literature that supports this
        accounting classification.

NOTE 13. Segment Information, page F-54

6.   Please provide to us in disclosure type format a discussion of the premiums
        earned within each segment by major line of business. Refer to paragraph 37 of
        SFAS 131.

* * * *

        Please provide us the information requested within 10 business days or tell us
when you will provide us with a response. Please furnish a cover letter with your response
that keys your response to our comments. Detailed cover letters greatly facilitate our
review. Please furnish your letter on EDGAR under the form type label CORRESP.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under

J. Brian Palmer
White Mountains Insurance Group, Ltd.
March 30, 2007
Page 3

the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Jim Atkinson, Accounting Branch Chief, at (202) 551-3674 if you have any questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant